UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 35547 / April 23, 2025

In the Matter of	:
	:
Coatue Innovation Fund	:
Coatue Management, L.L.C	:
Coatue Asia Fund LP	:
Coatue Cardinal Main Fund LP	:
Coatue Climate Tech Fund II LP	:
Coatue F1 LP	:
Coatue Growth Fund V-B LP	:
Coatue Growth Fund V LP	:
Coatue Offshore Master Fund, Ltd.	:
Coatue SC V LP	:
Coatue Strategic Maple Long Only Fund LP	:
Coatue Structured Co-Investment Offshore Fund A LP	:
Coatue Structured Fund LP	:
Coatue Tactical Solutions CT Fund B LP	:
	:
9 W 57th Street, 25th Floor	:
New York, NY 10019	:
	:
(812-15659)	:
	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Coatue Innovation Fund, *et al*. filed an application on November 15, 2024 and an amendment to the application on February 21, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On March 26, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35510). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Coatue Innovation Fund, *et al*. (File No. 812-15659) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.